United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending 30 March 2018
Commission File Number 001- 37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S

•	REGISTRATION STATEMENT ON FORM F-3 OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-219945);

•	POST-EFFECTIVE AMENDMENT NO.1 ON FORM S-8 TO THE FORM F-4 REGISTRATION STATEMENT OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-208556); AND

•	REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-211764),

FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

THIS REPORT ON FORM 6-K INCLUDES SUBSTANTIALLY THE SAME INFORMATION AS THAT REPORTED IN THE REGISTRANT’S REPORT ON FORM 6-K PREVIOUSLY FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 26, 2018, AND IS BEING FILED SOLELY FOR THE PURPOSE OF INCORPORATING BY REFERENCE INFORMATION INTO THE ABOVE-REFERENCED REGISTRATION STATEMENTS AND ANY FUTURE REGISTRATION STATEMENTS IN WHICH THE REGISTRANT IDENTIFIES THIS REPORT ON FORM 6-K AS BEING INCORPORATED BY REFERENCE.

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COCA-COLA EUROPEAN PARTNERS REPORTS
INTERIM RESULTS FOR THE FIRST-QUARTER ENDED 30 MARCH 2018

Note Regarding the Presentation of Alternative Performance Measures
We use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measure.
For purposes of this document, the following terms are defined:
‘Comparable’ represents results excluding items impacting comparability during the periods presented. Items impacting comparability include restructuring charges, merger and integration related costs, out of period mark-to-market impact of hedges, litigation provisions and net tax items relating to rate and law changes. Such items are excluded from our comparable results in order to provide a better understanding of business performance and allow for greater comparability. Additionally, for 2017 periods presented, comparable includes final acquisition accounting related adjustments. Comparable volume is also adjusted for selling days.
‘Fx-neutral’ represents the comparable results excluding the impact of foreign exchange rate changes during the periods presented. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.
‘Free cash flow’ is defined as net cash flows from operations, less capital expenditures and interest paid, plus proceeds from capital disposals. Management utilises free cash flow as a measure of the Group’s cash generation from operating activities, taking into account investments in property, plant and equipment and non-discretionary interest payments.
‘Adjusted EBITDA’ is defined as profit after tax plus taxes, net finance costs, non-operating items, depreciation, amortisation and adjusted for items impacting comparability.
Unless otherwise stated, percent amounts are rounded to the nearest 0.5%.

Key Financial Measures Unaudited, fx impact calculated by recasting current year results at prior year rates	First-Quarter Ended 30 March 2018
	€ million			% change
	As Reported	Comparable	Fx-Impact	As Reported	Comparable	Fx-Impact	Comparable Fx-Neutral
Revenue	2,378	2,378	(24)	—%	—%	(1.0)%	1.0%
Cost of sales	1,491	1,462	(15)	1.5%	(2.5)%	(1.0)%	(1.5)%
Operating expenses	700	677	(8)	0.5%	1.0%	(1.0)%	2.0%
Operating profit	187	239	(1)	(14.5)%	12.5%	(0.5)%	13.0%
Profit after taxes	124	162	(1)	(15.5)%	15.5%	(1.0)%	16.5%
Diluted earnings per share (€)	0.25	0.33	—	(16.5)%	14.0%	—%	14.0%

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Operational Review
First-quarter 2018 diluted earnings per share were €0.25 on a reported basis, or €0.33 on a comparable basis. Currency translation had a negligible impact on first-quarter comparable diluted earnings per share. First-quarter 2018 reported operating profit totalled €187 million, down 14.5 percent versus prior year. Comparable operating profit was €239 million, up 12.5 percent, or up 13.0 percent on a comparable and fx-neutral basis.
Key operating profit factors in the quarter include modest revenue growth driven by strong revenue per unit case growth. This was offset by a 2.5 percent decline in volume as we continue to optimise promotional effectiveness, focus on smaller pack formats and exit lower margin brands. Operating margins improved as we expanded our gross margin and continued to realise post-merger synergy benefits.
Revenue
First-quarter 2018 reported revenue totalled €2.4 billion, flat versus prior year, or up 1.0 percent on a comparable and fx-neutral basis. Revenue per unit case was up 3.5 percent on a comparable and fx-neutral basis driven by favourable price, promotion and package mix. First-quarter volume decreased 2.5 percent on a comparable basis, reflecting unfavourable weather conditions; the impact from customer disruptions, notably in France; and some of our strategic decisions regarding our portfolio, principally in the water segment.
On a territory basis for the first quarter, Iberia revenues were down 0.5 percent, with a decline in volume partially offset by revenue per unit case growth, supported by favourable channel mix. Revenue in Germany was up 1.5 percent, with strong revenue per unit case growth driven by the impact of pricing and promotional plans, partially offset by volume declines. Revenue in Great Britain grew 3.0 percent with solid gains in revenue per unit case reflecting an ongoing focus on promotional effectiveness and favourable package mix. Revenue in France was down 4.5 percent with modest growth in revenue per unit case more than offset by a decline in volume owing primarily to the impact from customer disruptions as we focus on price realisation and reduction of promotional activity. Revenue in the Northern European territories (Belgium, Luxembourg, the Netherlands, Norway, Sweden, and Iceland) was flat, led by growth in the Netherlands and Sweden.
On a brand basis for first-quarter 2018, volume for sparkling brands was down 1.0 percent. Coca-Cola trademark brands decreased 2.0 percent, with growth of 8.5 percent in Coca-Cola Zero Sugar offset by declines in other trademark brands. Sparkling flavours and energy grew 1.0 percent led by energy brands and Schweppes. Still brands decreased 9.0 percent, with water brands down 10.5 percent and juices, isotonics, and other down 8.0 percent mainly due to strategic decisions regarding our brand portfolio.
Cost of Sales
First-quarter 2018 reported cost of sales were €1.5 billion, up 1.5 percent versus prior year. Comparable cost of sales were €1.5 billion, down 2.5 percent, or down 1.5 percent on a comparable and fx-neutral basis.
First-quarter cost of sales per unit case increased 1.0 percent on a comparable and fx-neutral basis, driven by channel, brand and package mix, as well as year-over-year cost increases in key inputs, principally concentrate as a result of our incidence model, and aluminium. This was partially offset by sweetener and benefits from our synergy programmes.
Operating Expenses
First-quarter 2018 reported operating expenses were €700 million, up 0.5 percent versus prior year. Comparable operating expenses were €677 million, up 1.0 percent, or up 2.0 percent on a comparable and fx-neutral basis. This reflects expense timing and select investments partially offset by synergy benefits and a continued focus on managing expenses.
Restructuring Charges
During the first-quarter 2018, we recognised restructuring charges totaling €44 million. These charges principally relate to proposed restructuring activities under our Integration and Synergy Programme and our recently announced proposal to close our manufacturing site in Milton Keynes and distribution centre in Northampton during the course of 2019.

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Outlook
For 2018, CCEP affirms prior guidance, including revenue growth in a low single-digit range, with both operating profit and earnings per share growth of between 6 percent and 7 percent. Each of these growth figures is on a comparable and fx-neutral basis when compared to 2017 comparable results. This revenue growth guidance excludes the accounting impact of incremental soft drinks industry taxes. These taxes are expected to add approximately 2 percent to 3 percent to revenue growth and approximately 4 percent to cost of goods growth. At recent rates, currency translation would have a negligible impact on 2018 full-year diluted earnings per share.
Capital expenditures are expected to be in the range of €525 million to €575 million, including approximately €75 million of capital expenditures related to synergies. Weighted-average cost of debt is expected to be approximately 2 percent. The comparable effective tax rate for 2018 is expected to be approximately 25 percent.
CCEP remains on track to achieve pre-tax run-rate savings of €315 million to €340 million through synergies by mid-2019. Further, CCEP expects to have realised approximately 75 percent of the target by year-end 2018. Restructuring cash costs to achieve these synergies are expected to be approximately 2 1/4 times expected savings and includes cash costs associated with pre-transaction close accruals. During 2018, CCEP expects to continue to evaluate returning incremental cash to shareholders.

Dividends
The CCEP Board of Directors declared a regular quarterly interim dividend of €0.26 per share. The interim dividend is payable 29 May 2018 to those shareholders of record on 14 May 2018. The Company is pursuing arrangements to pay the interim dividend in euros to shares held within Euroclear Netherlands. Other publicly held shares will be converted into an equivalent US dollar amount using exchange rates issued by WM/Reuters taken at 16:00 BST on 26 April 2018. This translated amount will be posted on our website, www.ccep.com, under the Investor/Shareowner Information section.

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Forward-Looking Statements
This document may contain statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy and objectives of Coca-Cola European Partners plc and its subsidiaries (“CCEP”). Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s and the CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks and uncertainties include but are not limited to those set forth in the “Risk Factors” section of the 2017 Annual Report on Form 20-F, including the statements under the following headings: Risks Relating to Consumer Preferences and the Health Impact of Soft Drinks; Risks Relating to Legal and Regulatory Intervention (such as the impact of sugar taxes being implemented in a number of countries in 2018 and recently announced plans by the UK Government to consider the introduction of some form of deposit return scheme in GB); Risks Relating to Business Integration and Synergy Savings; Risks Relating to Cyber and Social Engineering Attacks; Risks Relating to the Market; Risks Relating to Economic and Political Conditions (such as continuing developments in relation to the UK’s exit from the EU); Risks Relating to the Relationship with TCCC and Other Franchisors; Risks Relating to Product Quality; and Other Risks.

Due to these risks and uncertainties, CCEP’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set out in CCEP’s forward-looking statements. Additional risks and uncertainties that may impact the Company’s or the CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s respective public statements may prove to be incorrect.

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Supplementary Financial Information - Income Statement
The following provides a summary reconciliation of CCEP’s reported and comparable results for the periods presented:

First-Quarter 2018 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability		Comparable
	CCEP	Mark-to-market effects[1]	Restructuring charges[2]	CCEP
Revenue	2,378	—	—	2,378
Cost of sales	1,491	(8)	(21)	1,462
Gross profit	887	8	21	916
Operating expenses	700	—	(23)	677
Operating profit	187	8	44	239
Total finance costs, net	21	—	—	21
Profit before taxes	166	8	44	218
Taxes	42	2	12	56
Profit after taxes	124	6	32	162

Diluted earnings per share (€)	0.25	0.01	0.07	0.33

Diluted shares outstanding				489

First-Quarter 2017 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability				Comparable
	CCEP	Merger effects[3]	Mark-to-market effects[1]	Restructuring charges[2]	Merger and integration related costs[4]	CCEP
Revenue	2,382	—	—	—	—	2,382
Cost of sales	1,468	23	11	(3)	—	1,499
Gross profit	914	(23)	(11)	3	—	883
Operating expenses	695	(4)	(2)	(17)	(1)	671
Operating profit	219	(19)	(9)	20	1	212
Total finance costs, net	24	—	—	—	—	24
Non-operating items	—	—	—	—	—	—
Profit before taxes	195	(19)	(9)	20	1	188
Taxes	48	(5)	(2)	7	—	48
Profit after taxes	147	(14)	(7)	13	1	140

Diluted earnings per share (€)	0.30	(0.03)	(0.01)	0.03	—	0.29

Diluted shares outstanding						488
___________________________

[1]	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

[2]	Amounts represent restructuring charges related to business transformation activities.

[3]	Adjustments to reflect final acquisition accounting related adjustments and associated impact on depreciation and amortisation expense.

[4]	Amounts represent costs associated with the Merger to form CCEP.

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Supplemental Financial Information - Revenue

Revenue In millions of €, except per case data which is calculated prior to rounding	First-Quarter Ended
	30 March 2018	31 March 2017	% Change
As reported & comparable	2,378	2,382	—%
Adjust: Impact of fx changes	24	n/a	(1.0)%
Comparable & fx-neutral	2,402	2,382	1.0%

Revenue per unit case	4.50	4.36	3.5%

Revenue by Geography Comparable	First-Quarter Ended
	30 March 2018	31 March 2017	Revenue % Change
	% of Total	% of Total
Spain/Portugal/Andorra[1]	22.0%	22.0%	(0.5)%
Germany	20.5%	20.0%	1.5%
Great Britain	18.5%	18.5%	3.0%
France/Monaco	17.0%	17.5%	(4.5)%
Belgium/Luxembourg/Netherlands	14.0%	13.5%	2.0%
Norway	4.0%	4.0%	(6.0)%
Sweden	3.0%	3.5%	1.5%
Iceland	1.0%	1.0%	(6.5)%
Total	100.0%	100.0%	—%
___________________________

[1]	Spain/Portugal/Andorra is also referred to as Iberia.

Comparable Volume - Selling Day Shift In millions of unit cases, prior period volume recast using current year selling days[1]	First-Quarter Ended
	30 March 2018	31 March 2017	% Change
Volume	533	546	(2.5)%
Impact of selling day shift	n/a	n/a	n/a
Comparable volume	533	546	(2.5)%
___________________________

[1]	A unit case equals approximately 5.678 litres or 24 8-ounce servings, a typical volume measure used in our industry.

Comparable Volume by Brand Segment Adjusted for selling day shift	First-Quarter Ended
	30 March 2018	31 March 2017	Volume % Change
	% of Total	% of Total
Sparkling	86.5%	85.5%	(1.0)%
Coca-Cola Trademark	65.5%	65.0%	(2.0)%
Sparkling Flavours and Energy	21.0%	20.5%	1.0%
Stills	13.5%	14.5%	(9.0)%
Juice, Isotonics and Other	7.0%	7.5%	(8.0)%
Water	6.5%	7.0%	(10.5)%
Total	100.0%	100.0%	(2.5)%

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Supplemental Financial Information - Cost of Sales and Operating Expenses

Cost of Sales In millions of €, except per case data which is calculated prior to rounding	First-Quarter Ended
	30 March 2018	31 March 2017	% Change
As reported	1,491	1,468	1.5%
Adjust: Total items impacting comparability	(29)	31	(4.0)%
Comparable	1,462	1,499	(2.5)%
Adjust: Impact of fx changes	15	n/a	(1.0)%
Comparable & fx-neutral	1,477	1,499	(1.5)%

Cost of sales per unit case	2.77	2.75	1.0%

Operating Expenses In millions of €	First-Quarter Ended
	30 March 2018	31 March 2017	% Change
As reported	700	695	0.5%
Adjust: Total items impacting comparability	(23)	(24)	0.5%
Comparable	677	671	1.0%
Adjust: Impact of fx changes	8	n/a	(1.0)%
Comparable & fx-neutral	685	671	2.0%

Supplemental Financial Information - Borrowings

Net Debt In millions of €	As at	Credit Ratings As of 25 April 2018
	30 March 2018		Moody’s	Standard & Poor’s
Total borrowings	5,842	Long-term rating	A3	BBB+
Add: fx impact of non-EUR borrowings	90	Outlook	Stable	Stable
Adjusted total borrowings	5,932
Note: Our credit ratings can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions and working capital management activities of TCCC and/or changes in the credit rating of TCCC.

Less: cash and cash equivalents	(245)
Net debt	5,687

Supplemental Financial Information - Financial Position

Statement of Financial Position In millions of €	As at
	30 March 2018	31 December 2017	31 March 2017
Non-current assets	14,832	14,880	15,103
Current assets	3,350	3,314	3,436
Total assets	18,182	18,194	18,539
Non-current liabilities	8,247	8,222	8,334
Current liabilities	3,257	3,287	3,662
Total liabilities	11,504	11,509	11,996
Total equity	6,678	6,685	6,543
Total equity and liabilities	18,182	18,194	18,539
30 March 2018 vs 31 December 2017

Total non-current assets decreased €48 million, or 0.3 percent, from €14.9 billion at 31 December 2017 to €14.8 billion at 30 March 2018. This change was primarily driven by decreases in property, plant and equipment.

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Total current assets increased €36 million, or 1.1 percent, from €3.3 billion at 31 December 2017 to €3.4 billion at 30 March 2018. This change was primarily driven by seasonality effects causing an increase of €124 million in inventories, offset by a decrease in cash and cash equivalents of €115 million.

Total current liabilities decreased €30 million, or 0.9 percent, from €3,287 million at 31 December 2017 to €3,257 million at 30 March 2018, primarily driven by a reduction in trade and other payables of €135 million offset by commercial paper issuances in the quarter of €120 million.

30 March 2018 vs 31 March 2017

Total non-current assets decreased €271 million, or 1.8 percent, from €15.1 billion at 31 March 2017 to €14.8 billion at 30 March 2018. This change was partially driven by a decrease of €248 million in deferred tax assets mainly related to US tax law changes enacted in December 2017. Property, plant and equipment reduced by €163 million and was offset by increases in intangible assets and goodwill of €57 million and €93 million, respectively, relating primarily to the finalisation of acquisition accounting for Germany and Iberia and currency effects during the period.

Total current assets decreased €86 million, or 2.5 percent, from €3,436 million at 31 March 2017 to €3,350 million at 30 March 2018 driven by decreases of €119 million in cash and cash equivalents and €86 million in trade accounts receivables, offset by an increase of €48 million in inventories.

Total non-current liabilities decreased by €87 million, or 1.0 percent, from €8.3 billion at 31 March 2017 to €8.2 billion at 30 March 2018. This change was mainly driven by a reduction of €120 million in employee benefit liabilities due to improved return on underlying assets, a reduction in non-current borrowings of €98 million reflecting early repayments on a term loan of €300 million, foreign exchange movements on our US denominated debt and issuance of €350 million floating rate notes, offset by an increase in our derivative liabilities of €127 million.

Total current liabilities decreased by €405 million, or 11.1 percent, from €3.7 billion at 31 March 2017 to €3.3 billion at 30 March 2018. This change was primarily driven by the repayment of €300 million Eurobond notes in November 2017 and €500 million floating rate notes in December 2017, partially offset by commercial paper issuances of €370 million and an increase in trade and other payables of €67 million, primarily due to working capital initiatives.

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Coca-Cola European Partners plc
Condensed Consolidated Interim Income Statement (Unaudited)

	First-Quarter Ended
	30 March 2018	31 March 2017
	€ million	€ million
Revenue	2,378	2,382
Cost of sales	(1,491)	(1,468)
Gross profit	887	914
Selling and distribution expenses	(505)	(494)
Administrative expenses	(195)	(201)
Operating profit	187	219
Finance income	13	14
Finance costs	(34)	(38)
Total finance costs, net	(21)	(24)
Profit before taxes	166	195
Taxes	(42)	(48)
Profit after taxes	124	147

Basic earnings per share (€)	0.26	0.31
Diluted earnings per share (€)	0.25	0.30

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Coca-Cola European Partners plc
Condensed Consolidated Interim Statement of Financial Position (Unaudited)

	30 March 2018	31 December 2017	31 March 2017
	€ million	€ million	€ million
ASSETS
Non-current:
Intangible assets	8,390	8,384	8,333
Goodwill	2,520	2,520	2,427
Property, plant and equipment	3,787	3,837	3,950
Non-current derivative assets	3	2	25
Deferred tax assets	52	56	300
Other non-current assets	80	81	68
Total non-current assets	14,832	14,880	15,103
Current:
Current derivative assets	11	20	20
Current tax assets	28	25	19
Inventories	774	650	726
Amounts receivable from related parties	84	75	77
Trade accounts receivable	1,747	1,732	1,833
Other current assets	461	452	397
Cash and cash equivalents	245	360	364
Total current assets	3,350	3,314	3,436
Total assets	18,182	18,194	18,539
LIABILITIES
Non-current:
Borrowings, less current portion	5,448	5,474	5,546
Employee benefit liabilities	157	162	277
Non-current provisions	58	48	71
Non-current derivative liabilities	129	93	2
Deferred tax liabilities	2,232	2,237	2,260
Other non-current liabilities	223	208	178
Total non-current liabilities	8,247	8,222	8,334
Current:
Current portion of borrowings	394	274	875
Current portion of employee benefit liabilities	21	21	23
Current provisions	162	194	172
Current derivative liabilities	7	1	10
Current tax liabilities	83	86	76
Amounts payable to related parties	192	178	175
Trade and other payables	2,398	2,533	2,331
Total current liabilities	3,257	3,287	3,662
Total liabilities	11,504	11,509	11,996
EQUITY
Share capital	5	5	5
Share premium	131	127	118
Merger reserves	287	287	287
Other reserves	(499)	(503)	(420)
Retained earnings	6,754	6,769	6,553
Total equity	6,678	6,685	6,543
Total equity and liabilities	18,182	18,194	18,539

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Coca-Cola European Partners plc
Condensed Consolidated Interim Statement of Cash Flows (Unaudited)

	First-Quarter Ended
	30 March 2018	31 March 2017
	€ million	€ million
Cash flows from operating activities:
Profit before taxes	166	195
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	113	108
Amortisation of intangible assets	12	15
Share-based payment expense	3	3
Finance costs, net	21	24
Income taxes paid	(46)	(26)
Changes in assets and liabilities:
Decrease/(increase) in trade accounts receivable	(11)	26
Decrease/(increase) in inventories	(123)	(53)
Increase/(decrease) in trade and other payables	(93)	(69)
Increase/(decrease) in provisions	(22)	(67)
Change in other operating assets and liabilities	2	29
Net cash flows from operating activities	22	185
Cash flows from investing activities:
Purchases of property, plant and equipment	(102)	(99)
Purchases of intangible assets	(5)	(3)
Proceeds from sales of property, plant and equipment	2	—
Net cash flows used in investing activities	(105)	(102)
Cash flows from financing activities:
Repayments on third party borrowings	(5)	(5)
Changes in short-term borrowings	120	—
Interest paid	(24)	(22)
Dividends paid	(126)	(82)
Exercise of employee share options	3	5
Net cash flows used in financing activities	(32)	(104)
Net change in cash and cash equivalents	(115)	(21)
Net effect of currency exchange rate changes on cash and cash equivalents	—	(1)
Cash and cash equivalents at beginning of period	360	386
Cash and cash equivalents at end of period	245	364

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: 26 April 2018	By:	/s/ Nik Jhangiani
	Name:	Nik Jhangiani
	Title:	Chief Financial Officer